UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

 (Check One)  [ ] Form 10-K and Form 10-KSB[ ] Form 20-F [ ] Form 11-K
              [X] Form 10-Q and Form 10-QSB[ ] Form N-SAR

                      For Period Ended: June 30, 2004

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: _______________________

Read Attached Instruction Sheet Before Preparing Form. Please
Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                  PART 1
                          REGISTRANT INFORMATION

Full Name of Registrant:      Premier Document Services, Inc.

Former Name if Applicable:

              Address of Principal Executive Office

            Street and Number: 4001 S. Decatur Blvd., Suite 37-218 City, State and Zip Code: Las Vegas, Nevada 89103

                                  PART II
                          RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth


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                  calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by
                  RULE 12b-25(c) has been attached if applicable.

                                 PART III
                                 NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

The Registrant was unable to file on August 16, 2004 its Quarterly Report on Form 10-QSB for the three month period ended
June 30, 2004 ("Form 10-QSB") because the Registrant is awaiting information from various third parties, which would enable it to properly and accurately complete the Form 10-QSB.

                                  PART IV
                             OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Crystal Kim Han            (702)                 813-4543
         ---------------            -----                 --------
             (Name)              (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

         If the answer is no, identify report(s).  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Premier Document Services, Inc.
               (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

        Date:    August 13, 2004      By: /s/ Crystal Kim Han
                 ---------------          -------------------
                                    Name: Crystal Kim Han
                                   Title: President & CEO


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